April 4, 2008


BY EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:     Circuit City Stores, Inc.
                  Form 10-K for Fiscal Year Ended February 28, 2007 Filed April 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended May 31, 2007 Filed July 3, 2007
                  Form 10-Q for the Fiscal Quarter Ended August 31, 2007 Filed October 9, 2007
                  File No. 001-05767

Dear Mr. Owings:

     Circuit City Stores, Inc. has received your letter dated February 14, 2008 containing follow-up comments on the filings referenced above. This letter on behalf of the company responds to those comments.

     For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

     1. We note your response to prior comment four from our letter dated November 16, 2007. Please expand the disclosure related to the company's use of tally sheets to discuss how the use of tally sheets resulted in the compensation decisions made. For example, please disclose whether the cost of certain termination scenarios resulted in any adjustment of the various compensation elements included in the tally sheets. As another example, please disclose whether the tally sheets are used to determine where an individual executive officer's compensation falls in relation to the benchmarks set by the company and whether adjustments were made to compensation based on such analysis.

     Response: As set forth in the Company's response to prior comment four from your letter dated November 16, 2007, the tally sheets assist the Compensation and Personnel Committee of the Company's Board of Directors in understanding all of the components of compensation for each executive officer and are used to calculate costs that the Company could potentially incur under various termination scenarios for each executive officer. The Committee's compensation consultant prepared these tally sheets for the Committee for the first time when the Committee began to consider compensation decisions with respect to the fiscal year ended February 29, 2008. Tally sheets did not exist for the compensation decisions with respect to the previous fiscal year, which ended February 28, 2007. As a result, the Committee did not use tally sheets for those compensation decisions, and the Company acknowledges that it should have clarified that point in the 2007 proxy statement.

     In future filings, the Company will include specific discussion on how the use of tally sheets results in the compensation decisions made, to the extent that tally sheets are a factor in those decisions. With respect to the examples mentioned in the comment above, the cost of certain termination scenarios have not yet resulted in any adjustment of the various compensation elements included in the tally sheets. In addition, tally sheets have not yet been used to determine where an individual executive officer's compensation falls in relation to the benchmarks set by the Company.


     2. We note your response to prior comment seven from our letter dated November 16, 2007. Please refer to Item 402(b)(2)(xiv) which requires that if a company engages in benchmarking that "the components (including component companies)" be disclosed where the benchmarking is material to the company's compensation policies and decisions. As a result, we re-issue the comment.

     Response: In approving compensation matters for executive officers, the Committee uses two surveys - the Towers Perrin Executive Compensation Data Bank and the Hay Total Remuneration Survey - Retail Industry. The Towers Perrin Executive Compensation Data Bank includes more than 500 companies, but the Committee does not review, and it does not know the identities of, the component companies in that survey. The Hay Total Remuneration Survey - Retail Industry includes more than 70 companies, and the Committee is provided with a list of the component companies in that survey.

     In its future filings, the Company will include the details regarding the bases for the Committee's benchmarking, including the names of the component companies of any survey that the Committee uses, to the extent that the Committee knows the identities of the component companies. For the compensation decisions for the fiscal year ended February 28, 2007, this disclosure would have included a descriptive summary of both the Towers Perrin Executive Compensation Data Bank and the Hay Total Remuneration Survey - Retail Industry and a list of the component companies of the Hay Total Remuneration Survey - Retail Industry.

     In response to the last sentence of your re-issued comment (comment seven from your letter dated November 16, 2007), the Company confirms that the references to "market data" that was provided to the Committee is the information from these two surveys.


     3. We note your response to prior comment 11 from our letter dated November 16, 2007. Please disclose what resulted in an average salary increase of 3.77% for executive officers. We note your disclosure that the company prepares recommendations for salary increases for executive officers other than the chief executive officer, and we note that individual performance was not material to this decision. Please disclose the factors that affect the company's recommendation such as the market data, cost of living or company performance.

     Response: The Committee approves salary increases for each executive officer on an individual basis, based on recommendations from the Company's management. With respect to the compensation decisions for the fiscal year ended February 28, 2007, the Committee did not approve a salary increase for Philip J. Schoonover or George D. Clark, Jr., both of whom were "named executive officers" in the 2007 proxy statement, due to the fact that each officer had been recently promoted to a new officer position and received at that time an increase in base salary that was based on benchmarking with the market data that the Company used for the applicable new officer position. The Committee approved the recommendation from the Company's management for a 4.5% base salary increase for Michael D. Foss, based on additional responsibilities that he had for the oversight of the Company's international segment operations. The Committee also acknowledged Mr. Foss' continuing performance as chief financial officer, which was disclosed in the 2007 proxy statement, although it did not materially affect the base salary increase. The Committee approved the recommendations from the Company's management for a 7.0% base salary increase for Eric A. Jonas, Jr. and a 4.6% base salary increase for Mr. Hedgebeth, both of which were based on benchmarking with market data.

     These base salary increases, when combined with the base salary increases (to the extent that there were increases) for the executive officers that were not named executive officers, resulted in the 3.77% average salary increase. The Committee did not make its compensation decisions with the goal for a particular average salary increase for all executive officers.

     In future filings, the Company will expand the relevant discussion as described above, as appropriate.


                                   Sincerely,

                                   /s/Reginald D. Hedgebeth
                                   Reginald D. Hedgebeth
                                   Senior Vice President, General Counsel
                                      and Secretary


cc: Philip J. Schoonover, Chairman, President and Chief Executive Officer Allen B. King, Chair, Compensation and Personnel Committee
         Meredith B. Cross, Esq.